INVEST IN **LETTUCE GROW**

VC-backed consumer brand taking on the broken $62B produce industry


LETTUCE GROW

lettucegrow.com Marina del Rey, CA

Female Founder | VC-Backed | Repeat Founder | $10M+ Revenue

Highlights

VC-Backed
Raised $250K or more from a venture firm

$10M+ Revenue
Earned over the last 12 months

Repeat Founder
Founder has started a previous company funded with $2M+

1. $60M+ in cumulative revenue
2. 6M fruits and vegetables grown across 50 states in USA, Canada, & UK
3. 140,000 growers with 11 LTV:CAC ratio & 46-month average lifespan
4. Celebrity co-founder Zooey Deschanel & award-winning team from MIT, Nokia, & L'Oreal with 3 exits

5. Inc. 5000 fastest-growing company; #11 in California

6. Forbes, FastCompany, Elle, Good Housekeeping, Bon Appétit, Better Homes, Poosh & Real Simple feature

7. Backed by top VCs Structure Capital (Uber), Collaborative Fund (Sweetgreen), Gather (Misfits)

8. 10x revenue growth expected in 3 years fueled by retail expansion*

Featured Investors

Structure Capital
Notable Investor

Follow

Invested $4,500,060

Our portfolio companies span a range of verticals, but they have one thing in common: they strive to eliminate waste
structure.vc

Jacob Shea, Partner

"Lettuce Grow is revolutionizing the way we think about food —right from the garden to your plate. This exciting initiative is turning heads with its fresh, powerful solution to today's outdated food systems, making it easier than ever to bring nutrient-rich, tasty produce directly into our kitchens and local markets. By dramatically reducing food waste, saving water, and slashing carbon emissions, Lettuce Grow isn't just a product—it's a movement. With their expansion into retail, they're setting a new benchmark for freshness and sustainability, fundamentally changing the way we all interact with the food we eat"

Gather Ventures

Follow

Invested $1,800,000

Lead Investor. Early stage investing in the plant-based food ecosystem, supporting companies that encourage increased plant-based food consumption.
gatherventures.com

Adam Slutsky, Founder & Partner

"We at Gather are thrilled that we are significant investors in

"We at Gather are thrilled that we are significant investors in Lettuce Grow. With their innovative approach to homegrown food and planned expansion into grocery stores, we see tremendous opportunity for Lettuce Grow to become a household fresh food brand. The team has worked on several successful ventures together, and Jacob's background as a serial entrepreneur with a major exit, as well as Zooey's role as a co-founder and brand ambassador with an exit of her own, position Lettuce Grow to win. I believe that backing a visionary founder like Jacob, who is passionately dedicated to making sustainable fresh produce accessible and affordable to the masses, is one of the best things we can do to help improve the health of humans and the planet. We look forward to continuing to support Lettuce Grow as it grows and changes people's wellness habits one seedling at a time!"

Collaborative Fund
Notable Investor

Follow

Invested $999,991

Back entrepreneurs, businesses, and protocols pushing the world forward

---

Craig Shapiro, Founder & Managing Partner

"Jacob is the real deal as a founder and CEO. He's got it all – smarts, work ethic, honesty, and integrity. But what really makes Jacob stand out is his winning track record. Having already built and sold a successful business, he knows how to roll with the punches and come out on top. Jacob's not just a leader on paper; he's been through the entrepreneurial wringer and emerged stronger. With him at the helm, you can bet on success."

Gaingels Syndicate
Notable Investor

Follow

Invested $184,977

Launched in 2014, Gaingels is a syndicate focused on supporting and investing in startups with diverse leadership, particularly those founded or led by LGBTQ+ individuals. It's a community-driven network that bridges financial support with advocacy.
gaingels.com

Paul Grossinger, Founder

"We have been thrilled to be longtime investors in Lettuce Grow, their phenomenal mission is very aligned with our brand."

Sogal Ventures

Follow

Invested $349,984

SoGal Ventures is a top-quartile early stage VC firm focused on diverse founding teams revolutionizing the future of living, working and staying healthy.
sogalventures.com

Pocket Sun, Co-Founder & Managing Partner

“We've backed Lettuce Grow for the past 4 years for its continuous innovation and human-centric design to benefit the health of families and our planet. By investing in Lettuce Grow, you are supporting a movement for the sustainable farm to table future for every home”



Jonathan Scott

Follow

Invested $500,000

Entrepreneur, designer, host & executive producer of the TV series Property Brothers. Having renovated over 1,000 homes, Jonathan is an activist and philanthropist advocating for affordable housing, clean energy, and happy and healthy homes.

“I'm a strong believer in supporting technologies that make life better at home. Lettuce Grow is easily the industry leader through its one of a kind innovation, thoughtful design and ease of use. Every home could benefit from a Lettuce Grow Farmstand”



Brian Swette

Follow

Invested $100,000

Former CMO at Pepsi and COO at Ebay. Co-founder of Sweet Earth Foods. Former Director of The Institute of Sustainability. Founder of the Swette Center for Sustainable Systems at Arizona State & the Swette Center for Bioscience.

“Being in touch and growing your own food is good for your soul, your health and the planet. Lettuce Grow enables anyone to do it... easily. It's an important part of the sustainability puzzle. I only invest in ideas that work and have strong leadership. Lettuce Grow does.”



Barry Rosenstein

Follow

Trustee emeritus & member of the Investment Committee for Brown University, a trustee of the Rock and Roll Hall of Fame & the 92nd Street Y in New York City, & a founding trustee of The Bruce Springsteen Archives and Center for American Music.

JANA Partners, Founder & Executive Chairman

"Lettuce Grow's commitment to real fresh food is a bold and visionary approach. By addressing inefficiencies in our food system and leading the charge toward agricultural sustainability, Lettuce Grow is fearlessly taking on a stagnant industry with both speed and optimism. Under Jacob's leadership, Lettuce Grow has demonstrated a clear and growing consumer demand for home-grown produce. With their expansion into retail, Lettuce Grow's mission to make fresh, living produce accessible to everyone is now within reach."

Other investors include Thorney Investment Group

Our Team



Jacob Pechenik Founder & CEO

Serial entrepreneur. Co-founded TechTrader & YellowJacket Software (grew to $1T in trading volume; acquired by Intercontinental Exchange NYSE:ICE). Financed & produced 34 films (Jobs, Oscar nominated Before Midnight). MIT Chemical Engineering BS.



Greg Campbell Founder & CTO

Tech genius. Co-founded 4 companies w/Jacob Pechenik: TechTrader (grew team to 40 engineers), YellowJacket, The Farm Project, Lettuce Grow. VP Technology at SolarMetric (acquired by BEA / Oracle). MIT Electrical Engineering BS. MIT Computer Science MEng.



Zooey Deschanel Founder & Brand Ambassador

Actress, musician, entrepreneur. Co-founded HelloGiggles (acquired by Time, Inc.). Launched Merryfield app to make healthier food more affordable. Former host of Attn:'s "Your Food's Roots". Won 3 Golden Globes & Emmy nominated for star role in New Girl.



Pip Tompkin Chief Design Officer



Design leader. Red Dot, iF, Core77, Industrial Design Society of America awards. Former brand advisor to Twitter, Microsoft, Nokia. Rebranded FAO Schwarz & Sharper Image. Royal College of Art Industrial Design MS. Northumbria University Industrial Design

Pitch

Why invest in Lettuce Grow



Lettuce Grow is the future of fresh food. As the movement toward clean, unprocessed, healthier food gains momentum and demand rises, we're at the forefront of reshaping an entire industry to make fresh and delicious produce accessible to everyone.

Backed by top VCs including Structure Capital, Collaborative Fund, Gather Ventures, Gaingels, and SoGal Ventures, we've seen phenomenal growth that has earned us a spot on the Inc. 5000 list. With a large and rapidly expanding community of loyal customers who stay with us for an average of nearly 4 years, we've built a coveted fresh food consumer brand.


$60M+
Cumulative Revenue


140K Growers
of 6M Fruits &
Vegetables

Now, we are building on the success of our at-home hydroponics solution to expand into retail and become a household name in the $62B produce market, giving even more Americans access to truly fresh produce—at home and in local stores nationwide.

How it all started

From our CEO and Co-Founder, Jacob Pechenik

When Zooey and I found out we were going to be parents, our priorities completely changed. We thought about the food we would feed our children and were shocked to learn 70% of our food is processed and often laden with toxic chemicals. We knew our kids - and everyone's kids - deserved better.

After starting a commercial organic farm, we quickly realized that packaging, transportation, waste, and distribution are still major issues. We founded Lettuce Grow to develop a fresh food system that delivers accessible, organic, nutrient-dense produce without the waste. Together, we're leading a fresh food revolution for a more sustainable and nourishing world.





PROBLEM

The fresh food system is broken

Our over-industrialized food system is built for shelf life, not freshness—sacrificing nutrition for processed, packaged foods and leaving us with tasteless, days-old produce.


Grocery store produce is dead:
Treated with several of 52+ common toxic chemicals
10+ days old
Wrapped in plastic
70% nutrient depleted
Leads to 40%+ waste

Harmful farming and distribution practices in the fresh food industry also deplete our soil, reduce biodiversity, create food waste, and accelerate climate change.


Consumers (& the planet) deserve better:
73% Americans willing to pay more for products that guarantee transparency
84% Americans concerned about plastic waste from packaging
#1 Grocery item that Americans want more of this year: fresh vegetables
54M Americans engage in food gardening

[Source: [Consumer trends food & wellness 2024, The New Consumer & Coefficient Capital]() and [National Gardening Association Annual Survey 2022]()]

However, most Americans don't have the time, space, or

experience required to successfully grow their own food at home.

SOLUTION

Grow your own groceries



At Lettuce Grow, we make growing your own food simple and easy.

We send our growers living baby plants



Growers continue growing the plants in a Farmstand



Our AI-powered app provides growing advice + recipes


LETTUCE GROW
My Plants

Growers enjoy delicious, nutrient-packed, eco-friendly produce








100+ varieties of greens, herbs, edible flowers, and veggies
Requires only 10 minutes of maintenance each week
2X yield compared to traditional gardening methods
100% germination success rate
Zero waste, zero mess

Alyssum, Amara Mustard, Amaranth, **Arugula**, Banana Pepper, Beefsteak Tomato, Bell Pepper, **Bibb Lettuce**, Birds Eye Thai Pepper, Borage, Bok Choy, **Broccoli**, Broccolini, Butter Lettuce, Calendula, Carmen Pepper, **Cauliflower**, Celery, Celine Purple Beans, Chamomile, Cherokee Tomato, Chervil, Chives, Chinese Cabbage, **Cilantro**, Collards, Cress, Cucamelons, Cumin, Dandelion, Dapple Lettuce, Dazzling Blue Kale, Delicata Squash, Dianthus, Dill, Dragon's Tongue Beans, Eggplant, Endive Frisee, Epazote, Escarole, **Fennel** Fenugreek, French Radish, **Genovese Basil**, Gold Rush Beans, Grape Tomato, **Green Bean**, Green Bok Choy, Green Bunching Onion, Green Butterhead Lettuce, Green Oakleaf Lettuce, Greens Mix, Habanero Pepper, **Heirloom Tomato**, Hot Cakes Stock, Ironman Kale, **Jalapeno Pepper**, Kohlrabi, Komatsuna, Lalique Lettuce, Lavender, Lemon Balm, Lemon Verbena, Lolla Rossa Lettuce, Lovage, Lunchbox Pepper Mix, Mache Vit, **Marigold**, Marjoram, Melon, Merlot Lettuce, Merlot Napa Cabbage, **Mini Cucumber**, Mini Eggplant, Mizuna, Muir Lettuce, Nasturtium, Opal Basil, Orange Cauliflower, Oregon Spring Tomato, Oregano, Pansey, Papalo, Parsley, Patty Pan Squash, Peppermint, Plum Tomato, Poblano Pepper, Pomegranate Crunch Romaine, Pumpkin, **Purple Bunching Onion**, Purple Pea, Purslane, Radicchio, Red Bok Choy, Red Express Cabbage, Red Fire Lettuce, Red Russian Kale, **Romaine**, Romanesco, **Sage**, Scarlet Kale, Shiso, **Shishito Pepper**, Snapdragon, Snow Pea, Sorrel, Spaghetti Squash, Spearmint, Spinach, Stevia, **Strawberry**, Sugar Sprint Pea, **Swiss Chard**, Tarragon, Tatsoi, Thai Basil, **Thyme**, Tiara Cabbage, Tomatillo, Zucchini

Now coming to a grocery store near you...

We are expanding beyond e-commerce to transform the grocery aisle with the introduction of living, full flavor, no-waste, zero plastic herbs and greens.

This retail launch will bring our nutrient-rich, chemical-free seedlings directly to your local grocery store, setting new standards in quality and sustainability while positioning Lettuce

standards in quality and sustainability while positioning Lettuce Grow as the premium and preferred choice for in-store produce.


eat fresh, healthy, nutritious tasty food.
live longer.

Seedlings can be brought home to continue growing in a Farmstand or purchased alongside our newest and most affordable product, the Counterstand.

This thoughtfully designed product, available with our optional Grow Light, looks beautiful on any table or countertop and makes growing and storing fresh produce at home more accessible than ever.


Introducing the standout brand in the produce aisle
Living
Full-flavor
No waste
Zero plastic
Grow Your Own Groceries at Home
The Counterstand
Pairs with Lettuce Grow's individual, organic seedlings
Grow in direct sunlight or or with our LED Grow Lamp
Cut and eat as desired, grow up to 12 weeks


Answering


customer
demand
Lettuce Grow
Admin November 20 at 11:06 AM
Would you want Lettuce Grow seedlings available in your local grocery store?
Yes, absolutely!
86% >
No, I prefer delivery.
14% >

Convenient in-store availability of living seedlings and the Counterstand will expand our customer base, boost retention, and accelerate long-term growth through a model that also reduces our biggest costs– fulfillment and marketing.

Lettuce Grow has a growing, super loyal customer base



Our customers rave about the Lettuce Grow experience.

With an average 4.8/5 ⭐in our webshop and a 4.8/5 in the Apple App store, Lettuce Grow is the leading at-home hydroponics brand.


Rating on lettucegrow.com
Download on the
App Store
GET IN ON
Google Play

	LETTUCE GROW	Leading Food Delivery Company
12 Month Retention	75%	<10%
Monthly Customer Churn	~2.1%	~7.7%
Avg. Lifespan of Customer	46 mos.	13 mos.
Avg. # of Lifetime Orders	9.1	4
Payback on Customer Acquisition Costs	Day 1 (2x)	6 mos.

11 LTV/CAC, 140K+ Growers

Why customers love us:

Cost Effective
Pays for itself in 9 months; saves $500-$1,500/yr on groceries

Autonomy
Avoid supply chain shortages when you grow food yourself

Clean Produce
Organic, non-GMO alternative to chemically treated produce

Quality Ingredients
Harvest living produce for full flavor and nutrient density

Experiential
Ongoing and engaging experience to reconnect with nature, food, and loved ones

Sustainable
Use 98% less water, eliminate landfill waste; reduce carbon emissions from transportation

★★★★★
ZOEY C. · 07/03/2024
Loveeee my farmstand!! Favorite part of my day is taking care of it or picking herbs for my breakfast or cute lil flowers to make cocktails. Must have in every household!

★★★★★
HILLARY T. · 5/8/2024
I live in Florida where it can be difficult to grow produce in the ground due to the high number of predators, pests, and sweltering summer heat. The fact that I have veggies pretty much growing year-round is nothing short of a

★★★★★

CHRISTA B. · 6/11/2024

Do it. Two weeks in I was fed. It just keeps growing. It is better than anything you are buying in the store. Texture, taste, the experience of picking what you eat. It's all there. The varieties keep it interesting. No waste! I eat beautiful, perfect greens whenever. Serve a salad. People will notice it. I didn't expect it to be such a luxury! I can't go back. It's a resort vs Motel 6 except your food.

miracle. It's ridiculously easy, very forgiving if you make a mistake, and encourages our entire family to eat a veggie at every meal. That's no small feat with teenage boys. They even prefer homegrown salads to those with store-bought ingredients. Win!

★★★★★

WINDY S. · 06/25/2024

From Brown Thumb to Green. The fact that I have been able to grow anything completely amazes me! That it looks so beautiful in my home is such an added bonus!

We've partnered with leading food & wellness brands

CHIPOTLE MEXICAN GRILL · AG1® · THRIVE MARKET · Ghia · material · CYMBIOTIKA® · BRIGHTLAND · lomi · HEXCLAD · THISTLE

Brand partner highlight: Chipotle



LETTUCE GROW
Farmstands
Seedlings
Accessories
Resources
About Us
Recipes
Chef Brauze
CHIPOTLE MEXICAN GRILL
"At Chipotle, we understand that a few simple, fresh ingredients can make amazing food. In fact, we are so confident in this that we partnered with Lettuce Grow to show how you can very easily grow and make some of our favorite recipes!"
- Chef Chad Brauze, Chipotle's Executive Chef
Jalapeños
Cherry Tomatoes
Cilantro
Green Onion
Romaine Lettuce
Lunchbox Peppers



BEAST. HEXCLAD lomi

Amplified by celebrity growers with 2B+ collective reach



Zooey Deschanel
Kourtney Kardashian
Billie Eilish
Miley Cyrus
Simone Biles
Diplo
Chrissy Teigen
Evan Rachel Wood
LeBron James
Lizzo
Bruce Willis
Halle Berry
Shay Mitchell
Jonathan Scott
Matt James
Eddie Huang
Esther Choi
Zoe Saldana
Claudia Sulewski
Finneas

The press raves about us

FAST COMPANY Forbes
Inc. bon appétit
REAL SIMPLE apartment therapy ELLE

HouseBeautiful GOOD HOUSEKEEPING

CNN HGTV POOSH


02:04

Led by a powerhouse team from MIT, L’Oreal with 3 exits

Our seasoned team has led global teams at L’Oréal and built brands for Twitter, Microsoft, and iRobot. Lettuce Grow’s co-founders Jacob and Greg, both graduates of MIT, have founded and scaled four companies together, including an energy trading platform that reached $1T+ in transaction volume, which was acquired by the parent company of the New York Stock Exchange.


Jacob Pechenik, Founder & CEO
ice
Massachusetts Institute of Technology
TechTrader
THE OSCARS
Gregory Campbell, Founder & CTO
ice
Massachusetts Institute of Technology
ORACLE
Zooey Deschanel, Founder & Brand Ambassador
Carolina Antonini, VP Operations


HelloGiggles
MERRYFIELD
GOLDEN GLOBE AWARDS
EMMYS
L'ORÉAL
INSA LYON
SPECRIGHT
Pip Tompkin, Chief Design Officer
SHARPER IMAGE
reddot design award
twitter
NOKIA
Alexis Sepkovic Creative Director
NIKE
PACIFICO CLARA
BURTON

We're united by a strong passion for innovating the food system and supporting consumer health - with the track record and expertise to build the next big ethical food brand.

Diversified revenue streams drive replicable growth

Lettuce Grow generates revenue through the sale of Farmstands, consumables, and accessories via our website, app, and occasionally via select retailers such as Goop, Costco, BestBuy, and West Elm. We provide everything customers need to grow fresh produce at home, from living seedlings and nutrients to hardware upgrades like glow rings and cleaning kits.

With a subscription-like model, our customers return frequently for refills and upgrades, leading to strong recurring revenue and steady consumables and accessory sales, which represent approx. 60% of our total revenue.


Consumables & Accessories Revenue
REVENUE
$1.5M
2020
REVENUE
$4.3M
2021
REVENUE
$5.8M
2022
REVENUE
$6.2M
2023

Consistent engagement has led to profitable unit economics with an LTV/CAC ratio of 11 based on a lifetime value of $1200 and customer acquisition cost of $108 as measured in H1 2024.

We've made significant improvements to our bottom line by reducing operating expenses and rightsizing our headcount.



Revenue Per Employee
Our revenue per employee almost doubled from 2022 to 2023, reflecting our increased operational efficiency.
ACTUAL
$190k
2020
ACTUAL
$306k
2021
ACTUAL
$322k
2022
ACTUAL
$554k
2023
Gross Margin: 42% 51%

Expansion into retail with the Counterstand, the grow light, and seedlings will radically accelerate revenue growth. We're projecting $50K+ gross profit per store annually and are in late-stage discussions to launch with one of the largest retailers in the country, bolstered by an additional $50M sales pipeline.

With improved gross margins, reduced COGS from retail distribution, and topline revenue growth driven by retail sales, we're on track to achieve consistent profitability by 2025.



Revenue & EBITDA Projections
EBITDA
RETAIL
D2C
$125,000
$100,000
$75,000
$50,000
$25,000
10 STORES
218 STORES
647 STORES
1162 STORES


$0
IN THOUSANDS
2024(F)
2025(F)
2026(F)
2027(F)

Note: Projections are Management estimates. Future performance is not guaranteed and subject to change.

Becoming a household name

As Lettuce Grow evolves into a household name for fresh produce, our special edition Counterstands and seasonal seedlings expand our product offerings while tapping into the network effects of partnerships and design-forward collaborations with brands like R+D.LAB, Kinto, and Heath Ceramics, and specialty retailers.

We're even developing a playful, kid-friendly version of the Counterstand to engage the entire family in healthy eating and make growing food a fun, hands-on experience for all ages.



Growing brand equity to deliver value for investors

We are building the trusted fresh food brand in an industry filled with commoditized and greenwashed produce.

The potential to build a unicorn food brand in a commoditized market has been proven by Vital Farms (NASDAQ:VITL), which built consumer demand for branded eggs. Vital Farms reached a $1.3B market cap after a blockbuster IPO with revenue solely from eggs and butter.



Forbes
EDITORS' PICK
Vital Farms' Blockbuster IPO Proves Wall Street Has An Appetite For Sustainable Farming
FOOD DIVE
Sign up
Vital Farms stock climbs 60% after IPO
CEO Russell Diez-Canseco said the pasture-raised eggs company can do its job best if it's answering to the public.
MarketWatch
Vital Farms shares soar 63% in trading debut after IPO priced above proposed range

At Lettuce Grow, we're setting the produce standards for quality, taste, and environmental impact so consumers everywhere write 'Lettuce Grow' on their shopping list.

Join the fresh food revolution

Lettuce Grow is the future of fresh food. We're leading the next frontier in food innovation so that consumers everywhere can enjoy delicious, nutrient-dense, clean produce.

With our retail expansion, we're set to transform the produce aisle, bringing premium living greens into stores and reshaping how the world grows, buys, and enjoys food - food that's good for you and our planet.

We've closed $22M from leading VCs backing iconic brands like Uber, Sweetgreen, and Beyond Meat. Now, you can invest on the same terms as these top-tier investors to revolutionize the fresh food system. Together, we're building a healthier, more sustainable planet for all.

Earn perks when you invest!



Earn perks when you invest!
$500
One Lettuce Grow 1st edition Counterstand product
$1,500
35% one-time discount at LettuceGrow.com
$5,500
Donate one Lettuce Grow Farmstand & curriculum on your behalf to a school or NPO of your choice
$10,000
Lettuce Grow virtual educational experience for a school of your choice
$25,000
Lunch with Lettuce Grow Co-Founder & CEO Jacob Pechenik (travel & accommodation not included)


Invest in
Lettuce Grow!
@LETTUCEGROW | LETTUCEGROW.COM

** Forward looking projections are not guaranteed*